FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of September 2004

ABBEY NATIONAL PLC
(Translation of registrant’s name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes . . . . . . . No . . .X. . . .

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR FROM CANADA, AUSTRALIA, JAPAN, MALAYSIA OR ITALY

FOR IMMEDIATE RELEASE

17 September 2004

Recommended Acquisition of Abbey National plc (“Abbey”) by Banco Santander Central Hispano, S.A. (“Banco Santander”) — Posting of Scheme Documentation

Further to announcements made on 26 July 2004 and 15 September 2004 in connection with the recommended Acquisition of Abbey by Banco Santander, the Abbey Board announces that documents relating to the recommended Acquisition are being posted to Abbey Shareholders today. The Acquisition is to be implemented by means of a scheme of arrangement under section 425 of the Companies Act 1985.

Abbey Shareholders are being posted the following documents: (i) a letter from the Chairman of Abbey, including a question and answer section to explain certain features of the Acquisition and the Scheme, (ii) a scheme document, including notices convening the Court Meeting and the Abbey EGM, and (iii) Forms of Proxy for the Court Meeting and the Abbey EGM.

Expected Timetable of Principal Events

A full description of the expected timetable of principal events can be found in the scheme document. All times are London time, unless otherwise specified.

Event	Time and/or date (2004)
Latest time for receipt by the Abbey Depositary of completed ADS Voting Instruction Cards from registered holders of Abbey ADSs	5.00 pm (New York time) on 7 October
Latest time for receipt of completed Forms of Proxy for the Court Meeting (1)	11.00 am on 12 October
Latest time for receipt of completed Forms of Proxy for the Abbey EGM	11.10 am on 12 October
Court Meeting	11.00 am on 14 October
Abbey EGM	11.10 am on 14 October (2)
Banco Santander General Shareholders Meeting - first/second call	12.00 noon on 20/21 October
First Court Hearing (to sanction the Scheme)	8 November (3)
Second Court Hearing (to confirm the reduction of capital)	11 November (3)
Effective Date and last date for dealings in Abbey Shares and Abbey ADSs	12 November (3)(4)
Scheme Record Time and Dividend Record Time (5)	4.30 pm on 12 November (3)
Dealings in New Banco Santander Shares on the market of Bolsas de Valores expected to commence	16 November (3)

Notes:

(1)   If not received by this time, the Form of Proxy for the Court Meeting may be handed to the Chairman of the Court Meeting at that meeting.
(2)   The Abbey EGM will commence at 11.10 a.m. or, if later, as soon thereafter as the Court Meeting shall have been concluded or adjourned.
(3)   These dates are indicative only.
(4)   The Abbey ADS register will close at 4.30 pm London/11.30am New York time on 12 November 2004.
(5)     Abbey and Banco Santander have agreed that the Dividend Record Time will be on the Effective Date, rather than three business days prior to the Effective Date as originally announced on 26 July 2004.

The Court Meeting and Abbey EGM will be held at the Wembley Conference Centre, Stadium Way, Wembley, HA9 ODW.

Conditions

The conditions to the Scheme and the Acquisition are set out in full in the scheme document. Following Banco Santander’s announcement on 15 September that it has received clearance from the European Commission to proceed with the Acquisition, the substantive conditions to the Acquisition left to be satisfied are shareholder approvals by Abbey Shareholders and Banco Santander Shareholders, remaining regulatory consents, and the Scheme, together with the associated reduction of capital, becoming effective and being implemented.

Further Information

The scheme document, the Forms of Proxy and the other documents listed in Section 17 of Part 11 of the scheme document will be available for inspection during normal business hours on any weekday (Saturday, Sunday and UK public holidays excepted) at Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN, United Kingdom, from today to and including the Effective Date.

The scheme document is also available on www.abbey.com (except that in order to comply with local securities laws, residents of Portugal (except Abbey shareholders), Malaysia and Italy will not be permitted to access the Scheme Document on the Abbey website) and copies will be submitted to the UK Listing Authority for inclusion in the UK Listing Authority’s Document Viewing Facility which is situated at Financial Services Authority, 25 North Colonnade, Canary Wharf, London E14 5HS, United Kingdom (tel: +44 (0) 20 7676 1000), for inspection during normal business hours on any weekday (Saturday, Sunday and UK public holidays excepted) until the Effective Date.

Capitalised terms in this announcement have the same meaning as in the scheme document.

Enquiries to:

Abbey Communications Thomas Coops	+44 207 756 5536
Abbey - Investors and Analysts Jonathan Burgess	+44 207 756 4182
Abbey - Media Relations Christina Mills Matthew Young	+44 207 756 4212 +44 207 756 4232
Brunswick Susan Gilchrist	+44 20 7396 5301
Morgan Stanley Simon Robey Caroline Silver William Chalmers	+44 207 425 5555 +44 207 425 5555 +44 207 425 5555
Joint Brokers to Abbey Lehman Brothers International Stephen Pull +44 207 102 1000 Charles King +44 207 102 1000	UBS Investment Bank Tim Waddell +44 207 567 8000 Christopher Smith +44 207 567 8000

The availability of the Acquisition to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

This announcement contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Banco Santander resulting from and following the implementation of the Scheme. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance. Among the factors that could cause actual results to differ materially from those described in the forward looking statements are factors relating to satisfaction of the Conditions, Banco Santander’s ability to successfully combine the businesses of Banco Santander and Abbey and to realise expected synergies from the Acquisition, and changes in global, political, economic, business, competitive, market and regulatory forces. Neither Banco Santander nor Abbey undertakes any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

Morgan Stanley & Co. Limited is acting exclusively for Abbey and for no one else in connection with the Acquisition, will not regard any other person as a client in relation to the Acquisition and will not be responsible to anyone other than Abbey for providing the protections afforded to clients of Morgan Stanley & Co. Limited nor for providing advice in relation to the Acquisition, or any matter referred to herein.

Lehman Brothers International is acting exclusively for Abbey and for no one else in connection with the Acquisition, will not regard any other person as a client in relation to the Acquisition and will not be responsible to anyone other than Abbey for providing the protections afforded to clients of Lehman Brothers International nor for providing advice in relation to the Acquisition, or any matter referred to herein.

UBS Investment Bank is acting exclusively for Abbey and for no one else in connection with the Acquisition, will not regard any other person as a client in relation to the Acquisition and will not be responsible to anyone other than Abbey for providing the protections afforded to clients of UBS Investment Bank nor for providing advice in relation to the Acquisition, or any matter referred to herein.

This announcement does not constitute an offer for sale of any securities or an offer or an invitation to purchase any securities in any jurisdiction. The New Banco Santander Shares will only be distributed to existing Abbey Shareholders and the New Banco Santander Shares will not be offered in the course of a public offering or equivalent marketing within the meaning of the Capital Markets Act 1991 (Kapitalmarktgesetz 1991) in Austria. The New Banco Santander Shares to be issued to Abbey Shareholders under the Scheme have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under the securities laws of any state, district or other jurisdiction of the United States, Australia, Japan, Malaysia or Italy and no regulatory clearances in respect of the registration of New Banco Santander Shares have been, or will be, applied for in any jurisdiction (other than as set out in the following paragraph). In the United States, the New Banco Santander Shares will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof. Under applicable US securities laws, Abbey Shareholders and holders of Abbey ADSs who are affiliates of Abbey prior to, or will be affiliates of Banco Santander after, the Effective Date will be subject to certain U.S. transfer restrictions relating to the New Banco Santander Shares and the New Banco Santander ADSs received in connection with the Scheme.

The provincial securities laws in all provinces of Canada, other than Quebec, require the first trade in the New Banco Santander Shares to be made through an exchange or a market outside of Canada or to a person or company outside of Canada or otherwise on a prospectus exempt basis under such laws. In addition, when selling the shares, holders resident in a province of Canada other than Quebec must use a dealer appropriately registered in such province or rely on an exemption from the registration requirements of such province. Banco Santander will apply for a ruling or order of the Financial Markets Authority in the Province of Quebec to exempt the first trade or resale of New Banco Santander shares issued to Abbey Shareholders resident in the Province of Quebec from the prospectus and registration requirements of Quebec securities legislation.

This is not an advertisement in the course of investment business.

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of Banco Santander or of Abbey, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of Banco Santander or Abbey is generally required under the provisions of Rule 8 of the City Code to notify a Regulatory Information Service (as specified in the Listing Rules) and the Panel by not later than 12.00 noon (London time) on the Business Day following the date of the transaction of every dealing in such securities during the period to the date of the Abbey EGM (or such later date(s) as the Panel may specify). Dealings by Banco Santander or by Abbey or by their respective “associates” (within the definition set out in the City Code) in any class of securities of Banco Santander or Abbey until the end of such period must also be disclosed. Please consult your financial adviser immediately if you believe this Rule may be applicable to you.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: 17 September 2004	By: /s/ Jonathan Burgess
Jonathan Burgess Head of Investor relations